UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  TCF Financial Corporation (formerly Chemical Financial Corporation), 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226

Chemical Financial Corporation
401(k) Savings Plan

Audited Financial Statements
as of and for the years ended
December 31, 2019 and 2018,

Report of Independent Registered Public Accounting Firm

To the Compensation and Pension Committee of
TCF Financial Corporation (formerly Chemical Financial Corporation), and the Plan Administrator of the
Chemical Financial Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan (Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan, as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2008.

/s/ Andrews Hooper Pavlik PLC

Saginaw, Michigan
June 29, 2020

Chemical Financial Corporation
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments, at fair value:
TCF Financial Corporation (formerly Chemical Financial Corporation) common stock *	$—	$8,987,609
Mutual funds	—	142,727,611
Cash and cash equivalents	—	6,600,026
Total investments, at fair value	—	158,315,246

Notes receivable from participants	—	3,637,982
Total receivables	—	3,637,982
Net assets available for benefits	$—	$161,953,228

* Party-in-interest

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2019	2018
Additions
Contributions:
Participants	$14,733,063	$13,668,003
Employer	9,226,197	7,660,326
Participant rollovers	2,781,689	2,598,435
Total contributions	26,740,949	23,926,764
Investment income:
TCF Financial Corporation (formerly Chemical Financial Corporation) dividends	338,226	289,150
Mutual fund dividends	3,254,291	2,749,725
Interest income	139,483	74,468
Total investment income	3,732,000	3,113,343
Interest on notes receivable from participants	208,608	149,406
Other income	28,495	37,921
Total additions	30,710,052	27,227,434

Deductions
Benefits paid directly to participants	(28,711,924)	(20,698,704)
Administrative fees	(113,646)	(107,807)
Total deductions	(28,825,570)	(20,806,511)
Net appreciation (depreciation) in fair value of investments	35,193,755	(16,219,671)
Net increase (decrease) prior to transfers to other plans	37,078,237	(9,798,748)
Transfer to TCF 401K Plan	(199,031,465)	—
Net decrease	(161,953,228)	(9,798,748)
Net assets available for benefits at beginning of year	161,953,228	171,751,976
Net assets available for benefits at end of year	$—	$161,953,228

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements
December 31, 2019

1.  Description of the Plan

The following description of the Chemical Financial Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

On August 1, 2019 (the "Merger Date"), TCF Financial Corporation, a Delaware corporation ("Legacy TCF"), merged with and into Chemical Financial Corporation, a Michigan corporation ("Chemical"), with Chemical continuing as the surviving legal corporation (the "Merger"). Upon completion of the Merger, Chemical was renamed TCF Financial Corporation (the "Corporation"). Pursuant to the merger agreement, each share of Chemical common stock held in the Plan was unaffected by the Merger other than by the change of the Corporation’s name from Chemical Financial Corporation to TCF Financial Corporation.

The Plan was a defined contribution plan covering all employees of the Corporation. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2018, the Plan utilized a "safe harbor" design under 401(k) Internal Revenue Code of 1986 (the "Code") regulation.

Effective December 31, 2019 (the "transfer date"), the Chemical 401(k) Savings Plan merged into and with the TCF 401K Plan. All participants with an account balance remaining in the Plan were transferred into the TCF 401K Plan. The Plan investments were transferred in-kind to the TCF 401K Plan, including notes receivable from participants.

Contributions

Due to the Plan's merger, effective December 31, 2019 contributions are no longer allowed. Prior to the transfer date, Plan participants could contribute up to 85% of pretax annual compensation and/or Roth 401(k) after tax contributions not to exceed the Code limitation, as defined in the Plan. Participants could also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions.

Matching contributions made to the Plan were considered safe harbor matching contributions, and the contributions automatically satisfied the nondiscrimination testing requirements under the Code section 401(m). In addition, the salary deferral contributions for participants who had at least one year of service also automatically satisfied the nondiscrimination testing requirements under IRC Section 401(k).

The Corporation contributed safe harbor matching contributions equal to 100% of the participant’s contributions ("matching contributions"). In determining the Corporation’s matching contributions, participant contributions up to 6% of a participant’s eligible compensation were matched.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and allocations of (a) the Corporation’s contributions and (b) Plan earnings. Participants directed the investment of their accounts among the investment funds offered by the Plan. The benefit to which a participant was entitled was the benefit that can be provided from the participant’s account.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

Vesting

Participants were immediately vested in their contributions and actual earnings thereon. Effective January 1, 2018, the Corporation’s matching contributions were immediately 100% vested.

Matching contributions made prior to January 1, 2018, vest in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
Three or more	100%

The Corporation’s 4% non-elective retirement contributions made prior to January 1, 2018 were subject to the following vesting schedule.

Years of Service	Percentage
Less than two years	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Notes Receivable from Participants

Prior to the transfer date, participants could borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms ranged from 1-5 years. The loans were secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest was paid ratably through payroll deductions. Notes receivable from participants were valued at their unpaid principal balance plus accrued but unpaid interest. At December 31, 2019, loans were transfered to the TCF 401K Plan and carried at the terms and conditions that were set by the Plan.

Payment of Benefits

On termination of service or upon death, disability or retirement, a participant could request a benefit payment. Benefit payments were distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits could not be deferred by participants beyond their attainment of age 70-1/2, unless they were an active employee. Hardship withdrawals were allowed by the Plan in accordance with Plan provisions and IRS regulations.

Forfeitures

If a participant terminated employment, any non-vested Corporation provided portion of the participant’s account would have been forfeited. Forfeitures were used to reduce future contributions of the Corporation. During the year ended December 31, 2019 and 2018, employer contributions were reduced by $477,713 and $1,417,909, respectively, from forfeitures.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

2.  Summary of Accounting Policies

Investment Valuation

The Plan’s investments were stated at fair value. Securities traded on a national securities exchange were valued at the last reported sales price on the last business day of the Plan year. Mutual funds were stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end. See Note 3 for further discussion and disclosure related to fair value measurements.

TCF Financial Corporation (formerly Chemical Financial Corporation) common stock had a market value of $36.61 per share at December 31, 2018.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as those investments held during the year.

Administration

Administrative fees of the Plan include certain fees that were charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan were paid directly by the Corporation outside of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

There were no accounting pronouncements that were issued or became effective during the year ended December 31, 2019, that had a material impact on the Plan’s net assets available for benefits or financial statement disclosures.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

3.  Fair Value Measurements

U.S. GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for Plan assets measured at fair value.

TCF Financial Corporation (formerly Chemical Financial Corporation) common stock: Valued at the closing price reported on the Nasdaq stock market.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value at December 31, 2018. There were no remaining assets in the Plan at December 31, 2019.

	Level 1	Level 2	Level 3	Total
December 31, 2018
TCF Financial Corporation (formerly Chemical Financial Corporation) common stock	$8,987,609	$—	$—	$8,987,609
Mutual funds	142,727,611	—	—	142,727,611
Total	$151,715,220	$—	$—	$151,715,220

4.  Plan Merger

The Plan was merged with and into the TCF 401K Plan as of December 31, 2019, subject to the provisions of ERISA. Subsequent to December 31, 2019, no contributions, loan payments or new loans were allowed into or out of the Plan. All balances were merged into and with the TCF 401K Plan as of December 31, 2019.

5.  Income Tax Status

The Plan received a determination letter from the Internal Revenue Service, dated March 31, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan was being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Party-in-Interest

The Plan held the following assets with parties-in-interest at December 31:

Party-in-Interest	Description of Asset	2019	2018
TCF Financial Corporation (formerly Chemical Financial Corporation)	Common stock	$—	$8,987,609
TCF Bank(1)	Cash and cash equivalents	—	6,600,026

(1)	Immediately following the Merger, Chemical’s wholly owned bank subsidiary, Chemical Bank, merged with and into TCF Bank, with TCF Bank surviving the merger.

At times, the Plan received a revenue credit from TCF Bank Wealth Management. A revenue credit program was a refund of a portion of the revenue fund managers had received based on the funds participants had chosen. This credit was reflected in "other income" on the Statements of Changes in Net Assets Available for Benefits. Certain Plan fees were paid through the revenue credit program. For the years ended December 31, 2019 and 2018, $28,495 and $37,921 of other income was paid under this revenue credit program, respectively.

Fees paid for trustee services rendered by parties-in-interest were reported on the Statements of Changes in Net Assets Available for Benefits in administrative fees.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

7.  Risk and Uncertainties

The Plan had invested in various mutual funds and TCF Financial Corporation (formerly Chemical Financial Corporation) common stock. Mutual funds and the TCF Financial Corporation common stock were exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain mutual funds and common stock, it was reasonably possible that changes in the values of mutual funds or the TCF Financial Corporation common stock could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

EXHIBIT INDEX

Exhibit	Document
23.1    Consent of Andrews Hooper Pavlik PLC dated June 29, 2020.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 29, 2020	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Dennis L. Klaeser
Dennis L. Klaeser
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

		By:	/s/ Sandra Kuohn
Sandra Kuohn
Chief Human Capital Officer, TCF Financial Corporation, and Administrator of the Chemical Financial Corporation 401(k) Savings Plan